Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Compensation Committee of the Board of Directors of C. R. Bard, Inc.:

We consent to the incorporation by reference in registration statements (Nos. 333-51793, 333-135098, 333-151740 and 333-182239) on Form S-8 of C. R. Bard, Inc. of our report dated March 19, 2015 with respect to the statements of net assets available for benefits of the Employee Stock Purchase Plan of C. R. Bard, Inc., as Amended and Restated, as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 Annual Report on Form 11-K of the Employee Stock Purchase Plan of C. R. Bard, Inc., as Amended and Restated.

/s/ KPMG LLP

Short Hills, New Jersey
March 19, 2015